555 Belaire Ave., Suite 340

Chesapeake, Virginia 23320

Telephone: 757-410-2293

Facsimile: 757-257-8614

www.davislawplc.com

_________

August 9, 2021

U.S. Securities and Exchange Commission

Office of Real Estate and Construction

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Pam Howell

Re: CR Global Holdings, Inc.
Offering Statement on Form 1-A

CIK No. 0001828056

File No. 024-11374

Dear Ms. Howell:

We are writing on behalf of CR Global Holdings, Inc., a stock corporation incorporated under the laws of the Commonwealth of Virginia (“CR Global”).

On behalf of CR Global, we hereby respectfully request acceleration of the qualification date of its Offering Statement on Form 1-A, as amended (the “Offering Statement”), so that it may become qualified at 9:00 a.m. Eastern Time on Wednesday, August 11, 2021, or as soon as practicable thereafter.

Should you have any questions, please feel free to contact me.

Sincerely yours,

DAVIS LAW, PLC

cc: Chantel Ray Finch

President

CR Global Holdings, Inc.